

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 18, 2024

Theresa Shaw
Chief Accounting Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

> **Re: Ameren Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-14756**

Dear Theresa Shaw:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Energy & Transportation